Exhibit 19
                                               1999 Third Quarter Interim Report
                                                              September 30, 1999

                                                           The Power to Simplify
To ALLTEL Stockholders:
ALLTEL recently announced record third quarter results from current businesses, which exclude one-time adjustments.
     Revenues and earnings per share grew 13 percent and 19 percent, respectively, to $1.6 billion and 69 cents per share. Among the highlights from current businesses in the third quarter:
     o Net income and operating income grew 22 percent and 20 percent, respectively, from a year ago, to $216 million and $429 million.
     o Communications revenue and operating income grew 18 percent and 22 percent, respectively, to $1.2 billion and $389 million.
     o Wireless operations added more than 90,000 customers in the quarter as revenue and operating income from this business grew 18 percent and 24 percent, respectively to $721 million and $247 million.
     o Revenues and operating income from ALLTEL's wireline business grew 13 percent and 21 percent, respectively, to $427 million and $157 million.
     o ALLTEL completed mergers with Aliant Communications in Nebraska and Liberty Cellular, Inc., in Kansas. ALLTEL now has more than 8 million communications customers and operates in 25 states.
     o ALLTEL Information Services reported its seventh consecutive quarter of double digit operating income growth. Operating income grew 10 percent from a year ago to $44.5 million.
     We are pleased to report record revenues, net income and earnings per share from current businesses. Our communications business continued its successful strategy of expanding into geographically focused markets. With the Nebraska and Kansas mergers, ALLTEL now operates in 25 states.
     In the quarter, we added competitive local exchange service (CLEC) to our bundled offerings to customers in Little Rock, Ark. We will extend CLEC to other markets in North Carolina, Virginia and other areas later this year.
     Our information services business continued to advance its leadership position in the financial services and telecommunications industries. We signed a number of key contracts during the quarter, including a three-year renewal with Norwest Mortgage, Inc., and continue to demonstrate that we are a leader in the information services industry.
     Third quarter results include approximately $90.5 million in one-time, pre-tax charges primarily related to the Aliant and Liberty mergers. The merger and integration expenses, which total $73.4 million, include professional and financial advisors' fees, employee-related expenses and other integration costs. This amount also includes a restructuring charge of $17.1 million related to a planned workforce reduction and lease termination costs related to the consolidation of certain operating locations.
     The one-time charges reduced third quarter earnings per share by 21 cents. The record third quarter results from current businesses were outstanding, both from a strategic and financial standpoint, and show we are delivering on our commitment to deliver value to customers, shareholders and employees.

Board Declares Dividends, Selects New Director

ALLTEL's Board of Directors increased the regular quarterly common dividend from
30.5 cents to 32 cents per share. The new indicated annual dividend rate will be $1.28 per common share, an increase of 6 cents or 4.9 percent over the previous rate. This is the 39th consecutive annual dividend increase since ALLTEL was founded.
     The 32 cent dividend is payable Jan. 3, 2000 to stockholders of record as of Dec. 9, 1999.
     Dividends were also declared on all series of ALLTEL's preferred stock. Preferred dividends are payable Dec. 15, 1999 to stockholders of record as of Nov. 29, 1999.
     Fred W. Smith, chairman of the board of the Donald W. Reynolds Foundation in Las Vegas, was named to the ALLTEL Board of Directors in September.


/s/ Joe Ford
Joe T. Ford,
Chairman and Chief Executive Officer
October 28, 1999

                                         CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

-----------------------------------------------------------------------------------------------------------------------------
                                          Three Months                    Nine Months                    Twelve Months
                                         Ended Sept. 30,                Ended Sept. 30,                 Ended Sept. 30,
(Dollars in thousands,
 except per share amounts)                 1999          1998             1999           1998            1999            1998
-----------------------------------------------------------------------------------------------------------------------------
REVENUES AND SALES:
    Service revenues                 $1,460,294    $1,314,832       $4,254,139     $3,734,185      $5,571,223      $4,890,271
    Product sales                       168,101       131,547          451,369        405,582         621,313         526,530
                                     ----------    ----------       ----------     ----------      ----------      ----------
    Total revenues and sales          1,628,395     1,446,379        4,705,508      4,139,767       6,192,536       5,416,801
-----------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
    Operations                          816,487       752,353        2,407,083      2,180,758       3,184,285       2,851,704
    Cost of products sold               163,867       141,418          432,258        388,676         604,941         510,554
    Depreciation and amortization       219,014       194,113          640,969        573,009         842,509         756,350
    Merger and integration expenses
      and other charges                  90,520       252,000           90,520        252,000          90,520         252,000
    Provision to reduce carrying
      value of certain assets                 -        55,000                -         55,000               -          55,000
                                     ----------    ----------       ----------      ---------      ----------      ----------
    Total costs and expenses          1,289,888     1,394,884        3,570,830      3,449,443       4,722,255       4,425,608
-----------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                        338,507        51,495        1,134,678        690,324       1,470,281         991,193

Equity earnings in unconsolidated
   partnerships                          23,327        31,423           83,298         81,550         116,607         106,627
Minority interest in consolidated
   partnerships                         (26,301)      (29,682)         (91,142)       (79,091)       (116,536)       (100,118)
Other income, net                        10,621        15,493           38,316         27,016          65,583          32,854
Interest expense                        (71,297)      (70,135)        (209,913)      (210,302)       (277,986)       (281,385)
Gain on disposal of assets and other          -        80,901                -        292,672               -         292,672
                                     ----------    ----------       ----------     ----------      ----------      ----------

Income before income taxes              274,857        79,495          955,237        802,169       1,257,949       1,041,843
Income taxes                            124,508        86,900          405,075        373,124         533,705         464,497
                                     ----------    ----------       ----------     ----------      ----------      ----------

Net income (loss)                       150,349        (7,405)         550,162        429,045         724,244         577,346
Preferred dividends                         215           239              674          1,020             902           1,319
                                     ----------    ----------       ----------     ----------      ----------      ----------
Net income (loss) applicable to
   common shares                     $  150,134    $   (7,644)      $  549,488      $ 428,025      $  723,342      $  576,027
-----------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE:
    Basic                                  $.48         $(.03)           $1.76          $1.40           $2.33           $1.89
    Diluted                                $.47         $(.02)           $1.74          $1.39           $2.30           $1.87

-----------------------------------------------------------------------------------------------------------------------------

                                         CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

---------------------------------------------------------------------------------------------------------------------------
                                                                   Nine Months                         Twelve Months
                                                                 Ended Sept. 30,                      Ended Sept. 30,
(Dollars in thousands)                                             1999          1998                1999          1998
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED FROM OPERATIONS                            $  993,239    $  955,359         $ 1,443,728    $1,360,699
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment                   (677,270)     (657,647)         (1,017,627)     (980,424)
  Purchase of property, net of cash acquired                    (93,845)      (79,558)            (95,389)      (88,762)
  Additions to capitalized software development costs           (30,901)      (69,059)            (51,978)      (88,893)
  Additions to investments                                       (8,698)      (21,679)            (21,644)      (29,334)
  Proceeds from the sale of investments                               -       312,078              13,988       315,685
  Proceeds from the return on investments                        68,935        13,640             113,619        43,143
  Other, net                                                        468       (81,721)             37,074      (116,678)
                                                             ----------    -----------        -----------    ----------
     Net cash used in investing activities                     (741,311)     (583,946)         (1,021,957)     (945,263)
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends on preferred and common stock                      (284,154)     (184,091)           (372,154)     (244,254)
  Reductions in long-term debt                                 (277,277)     (340,604)           (351,549)     (266,638)
  Purchase of common stock                                            -       (14,827)               (286)     (110,267)
  Preferred stock redemptions and purchases                        (540)       (5,136)               (448)       (5,216)
  Distributions to minority investors                           (75,509)      (58,056)           (120,241)      (74,263)
  Contributions from minority investors                               -        10,000                   -        10,000
  Long term debt issued                                         298,174       221,304             321,941       234,304
  Common stock issued                                            35,312        19,430              63,107        24,086
                                                             ----------    ----------         -----------     ----------
     Net cash used in financing activities                     (303,994)     (351,980)           (459,630)     (432,248)
---------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and short-term investments          (52,066)       19,433             (37,859)      (16,812)

CASH AND SHORT-TERM INVESTMENTS:
Beginning of the period                                          89,065        55,425              74,858        91,670
                                                             ----------    ----------         -----------    ----------
End of the period                                            $   36,999    $   74,858            $ 36,999    $   74,858
---------------------------------------------------------------------------------------------------------------------------

                                         CONSOLIDATED BALANCE SHEETS (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------

(Dollars in thousands)
-----------------------------------------------------------------------------------------------------------------------
                                                                         Sept. 30,             Dec. 31,       Sept. 30,
ASSETS                                                                        1999                 1998            1998
-----------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
    Cash and short-term investments                                    $    36,999          $    89,065     $    74,858
    Accounts receivable (less allowance for doubtful
      accounts of $37,301, $30,207 and $31,886, respectively)              939,679              843,129         840,073
    Materials and supplies                                                  17,919               20,067          43,838
    Inventories                                                            112,558               98,443          89,478
    Prepaid expenses and other                                              63,784               51,857          63,310
                                                                       -----------         ------------     -----------
      Total current assets                                               1,170,939            1,102,561       1,111,557
-----------------------------------------------------------------------------------------------------------------------
Investments                                                              1,500,460            1,675,792       1,374,872
Goodwill and other intangibles                                           2,009,960            1,824,225       1,840,304
-----------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
    Wireline                                                             5,138,871            4,629,308       4,579,226
    Wireless                                                             3,399,950            2,935,172       2,801,753
    Information services                                                   776,760              678,244         683,741
    Other                                                                  181,671              182,066         180,487
    Under construction                                                     488,602              652,726         537,877
                                                                      ------------         ------------     -----------
      Total property, plant and equipment                                9,985,854            9,077,516       8,783,084
    Less accumulated depreciation                                        4,404,424            3,814,390       3,703,422
                                                                      ------------         ------------     -----------
      Net property, plant and equipment                                  5,581,430            5,263,126       5,079,662
-----------------------------------------------------------------------------------------------------------------------
Other assets                                                               307,569              289,750         275,784
-----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                           $10,570,358          $10,155,454      $9,682,179
-----------------------------------------------------------------------------------------------------------------------





                                                                         Sept. 30,             Dec. 31,       Sept. 30,
LIABILITIES AND SHAREHOLDERS' EQUITY                                          1999                 1998            1998
-----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
    Current maturities of long-term debt                              $     73,127          $    81,012      $   71,682
    Accounts and notes payable                                             437,436              564,399         493,617
    Advance payments and customer deposits                                 132,141              143,573         145,187
    Accrued taxes                                                          103,630              136,382         122,342
    Accrued dividends                                                       94,794               90,804          86,239
    Other current liabilities                                              338,222              330,518         315,424
                                                                      ------------          -----------      ----------
      Total current liabilities                                          1,179,350            1,346,688       1,234,491
-----------------------------------------------------------------------------------------------------------------------
Long-term debt                                                           3,812,688            3,678,626       3,738,149
Deferred income taxes                                                    1,004,677              956,296         828,380
Other liabilities                                                          557,872              536,807         513,185
Preferred stock, redeemable                                                  4,409                5,005           5,018
-----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
    Preferred stock                                                          9,102                9,121           9,125
    Common stock                                                           313,930              306,015         305,303
    Additional capital                                                     969,311              919,021         909,109
    Unrealized holding gain on investments                                 527,285              548,723         368,176
    Retained earnings                                                    2,191,734            1,849,152       1,771,243
                                                                      ------------          -----------     -----------
      Total shareholders' equity                                         4,011,362            3,632,032       3,362,956
-----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $10,570,358          $10,155,454      $9,682,179
-----------------------------------------------------------------------------------------------------------------------

                                                      HIGHLIGHTS (UNAUDITED)

                                  Three Months Ended Sept. 30,       Nine Months Ended Sept. 30,     Twelve Months Ended Sept. 30,
                                ---------------------------------  -------------------------------- ------------------------------
(Dollars in thousands,                                 %Increase                         %Increase                        %Increase
  except per share amounts)        1999          1998  (Decrease)      1999       1998   (Decrease)    1999       1998    (Decrease)
-----------------------------------------------------------------------------------------------------------------------------------
FROM CURRENT BUSINESSES:
Revenues and sales:
    Wireless                    $  720,619   $  609,549     18     $2,054,369   $1,723,541   19     $2,670,584  $2,242,435    19
    Wireline                       426,659      378,710     13      1,250,795    1,116,326   12      1,633,676   1,484,291    10
    Emerging businesses             71,343       46,247     54        196,541      117,307   68        246,552     149,143    65
                                ----------   ----------            ----------   ----------          ----------  ----------
      Total communications       1,218,621    1,034,506     18      3,501,705    2,957,174   18      4,550,812   3,875,869    17
    Information services           312,855      292,169      7        932,103      856,221    9      1,237,650   1,120,369    10
    Other operations               153,823      178,593    (14)       414,884      425,155   (2)       591,079     532,330    11
                                ----------   ----------            ----------   ----------          ----------  ----------
      Total business segments    1,685,299    1,505,268     12      4,848,692    4,238,550   14      6,379,541   5,528,568    15
    Less:  intercompany
           eliminations             56,904       58,889     (3)       143,184       98,783   45        187,005     111,767    67
                                ----------   ----------            ----------   ----------          ----------  ----------
      Total revenues and sales  $1,628,395   $1,446,379     13     $4,705,508   $4,139,767   14     $6,192,536  $5,416,801    14
------------------------------------------------------------------------------------------------------------------------------------
Operating income (loss):
    Wireless                    $  247,042   $  198,580     24     $  687,573   $  508,575   35     $  853,604  $  638,462    34
    Wireline                       156,714      130,052     21        452,429      391,340   16        591,662     527,036    12
    Emerging businesses            (14,588)     (10,764)   (36)       (33,127)     (25,711) (29)       (45,393)    (28,593)  (59)
                                ----------   ----------            ----------   ----------          ----------  ----------
      Total communications         389,168      317,868     22      1,106,875      874,204   27      1,399,873   1,136,905    23
    Information services            44,479       40,417     10        128,217      116,609   10        174,259     157,335    11
    Other operations                 5,986        6,975    (14)        16,300       19,242  (15)        22,984      22,994     -
                                ----------   ----------            ----------   ----------          ----------  ----------
      Total business segments      439,633      365,260     20      1,251,392    1,010,055   24      1,597,116   1,317,234    21
    Corporate expenses              10,606        6,765     57         26,194       12,731  106         36,315      19,041    91
                                ----------   ----------            ----------   ----------          ----------  ----------
      Total operating income    $  429,027   $  358,495     20     $1,225,198   $  997,324   23     $1,560,801  $1,298,193    20
------------------------------------------------------------------------------------------------------------------------------------
Net income                      $  216,393   $  177,962     22     $  616,206   $  485,972   27     $  790,288  $  634,273    25
Basic earnings per share              $.69         $.58     19          $1.97        $1.59   24          $2.54       $2.07    23
Diluted earnings per share            $.68         $.58     17          $1.95        $1.57   24          $2.51       $2.06    22
------------------------------------------------------------------------------------------------------------------------------------
AS REPORTED:
Revenues and sales              $1,628,395   $1,446,379     13     $4,705,508   $4,139,767   14     $6,192,536  $5,416,801    14
Operating income                $  338,507   $   51,495    557     $1,134,678   $  690,324   64     $1,470,281  $  991,193    48
Net income (loss)               $  150,349   $   (7,405) 2,130     $  550,162   $  429,045   28     $  724,244  $  577,346    25
Basic earnings (loss)
    per share                         $.48        $(.03) 1,700          $1.76        $1.40   26          $2.33       $1.89    23
Diluted earnings (loss)
    per share                         $.47        $(.02) 2,450          $1.74        $1.39   25          $2.30       $1.87    23
------------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares 313,112,000  305,170,000      3    312,396,000  305,221,000    2    310,727,000 305,283,000     2
Current annual dividend rate
 per common share                                                                                        $1.22       $1.16     5
Capital expenditures            $  242,613  $   253,847     (4)    $  677,270   $  657,647    3     $1,017,627   $ 980,424     4
Total assets                                                                                       $10,570,358  $9,682,179     9
Wireless customers                                                                                   4,857,847   4,288,077    13
Wireline customers                                                                                   2,393,450   2,158,286    11
Long-distance customers                                                                                812,030     536,606    51
------------------------------------------------------------------------------------------------------------------------------------

Current businesses excludes the merger and integration expenses and other charges, provision to reduce carrying value of certain assets, and gain on disposal of assets.
Emerging businesses includes the long-distance, local competitive access, Internet access, network management and PCS operations.

                                         26

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


1.    Financial Statement Presentation:
      The consolidated financial statements at September 30, 1999 and 1998 and for the three, nine and twelve month periods then ended are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods.

2.    Mergers:
      On September 30, 1999, the Company completed mergers with Liberty Cellular, Inc. and its affiliate, KINI L.C., ("Liberty") under definitive merger agreements entered into on June 22, 1999. Under terms of the merger agreements, the outstanding stock of Liberty, which operates under the name Kansas Cellular, was exchanged for approximately 7.0 million shares of ALLTEL's common stock. On July 2, 1999, the Company completed its merger with Aliant Communications, Inc. ("Aliant") under a definitive merger agreement entered into on December 18, 1998. Under the terms of the merger agreement, Aliant became a wholly-owned subsidiary of ALLTEL, and each outstanding share of Aliant common stock was converted into the right to receive .67 shares of ALLTEL common stock, 23.9 million common shares in the aggregate. Each of these mergers qualified as a tax-free reorganization and has been accounted for as a pooling-of-interests. The accompanying consolidated financial statements have been restated to include the accounts and results of operations of Aliant and Liberty for all periods prior to the mergers. The combined operating results of ALLTEL, Aliant and Liberty include certain eliminations and reclassification adjustments to conform the accounting and financial reporting policies of the three companies. Separate and combined results of operations for certain interim periods are as follows:

                                                       Six Months      Three Months       Nine Months       Twelve Months
                                                         Ended            Ended              Ended              Ended
                                                        June 30,         Sept. 30,          Sept. 30,           Sept. 30,
      (In thousands, except per share amounts)            1999            1998               1998                1998
      ----------------------------------------            ----            ----               ----                ----
      Revenues and sales:
         ALLTEL, as reported                           $2,837,950       $1,332,167         $3,820,615         $5,002,884
         Aliant                                           182,892           89,106            250,260            324,198
         Liberty                                           59,526           28,545             78,167            102,077
         Eliminations and reclassifications                (3,255)          (3,439)            (9,275)           (12,358)
                                                       ----------       ----------         ----------         ----------
         Combined                                      $3,077,113       $1,446,379         $4,139,767         $5,416,801
                                                       ==========       ==========         ==========         ==========
      Net income:
         ALLTEL, as reported                          $   356,830      $   (27,975)        $  373,713         $  505,301
         Aliant                                            32,955           15,085             40,482             54,360
         Liberty                                           10,028            5,485             14,850             17,685
                                                       ----------      -----------         ----------         ----------
         Combined                                     $   399,813      $    (7,405)        $  429,045         $  577,346
                                                      ===========      ===========         ==========         ==========
      Combined earnings per share:
         Basic                                              $1.28            $(.03)             $1.40              $1.89
         Diluted                                            $1.26            $(.02)             $1.39              $1.87


      In January 1999, the Company completed a merger with Standard Group, Inc. ("Standard"). In September 1999, the Company also completed mergers with Advanced Information Resources, Limited ("AIR") and Southern Data Systems ("Southern Data"). In connection with the mergers, approximately 6.5 million shares of ALLTEL common shares were issued. All three mergers qualified as tax-free reorganizations and were accounted for as poolings-of-interests. Prior period financial information has not been restated, however, since the operations of the three acquired companies are not significant to ALLTEL's consolidated financial statements on either a separate or aggregate basis. The accompanying consolidated financial statements include the accounts and results of operations of Standard, AIR and Southern Data from the applicable date of acquisition.

3.    Merger and Integration Expenses and Other Charges:
      During the third quarter of 1999, the Company recorded a pretax charge in connection with its mergers with Aliant, Liberty, AIR and Southern Data and with certain loss contingencies and other restructuring activities. The following is a summary of the significant components included in this charge:


                                                     (In Thousands)
              Merger and integration costs              $73,410
              Restructuring charge                       17,110
                                                        -------
              Total pretax charge                       $90,520
                                                        =======

      The merger and integration expenses include professional and financial advisors' fees of $24.4 million, severance and employee-related expenses of $15.4 million and other integration costs of $33.6 million. The Company's merger and integration plan, as approved by ALLTEL's Board of Directors, provides for a reduction of approximately 200 employees of Aliant and Liberty, primarily in the corporate support functions, to be substantially completed by the third quarter of 2000. As of September 30, 1999, the Company had paid $3.7 million in severance and employee-related expenses and 24 out of the total 200 employee reductions had been completed. The other integration costs include $12.5 million of lease termination costs, $10.2 million of costs associated with the early termination of certain service obligations, and a $4.6 million write-down in the carrying value of certain in-process and other software development assets that have no future alternative use or functionality. Also included are other integration costs incurred in the third quarter consisting of branding and signage costs of $4.1 million and other expenses of $2.2 million.

      The lease termination costs include a cancellation fee of $7.3 million representing the negotiated settlement to terminate the Company's contractual commitment to lease building space previously occupied by the former 360 operations. The lease termination costs also include a $4.1 million write-off of capitalized leasehold improvements and $1.1 million in other disposal costs. The lease cancellation fee is payable to the lessor by December 31, 1999.

      The contract termination fees include $5.2 million related to long-term contracts with an outside vendor for customer billing services to be provided to the Aliant and Liberty operations. As part of its integration plan, the Company will convert both the Aliant and Liberty operations to its own internal billing system by June 2000. The $5.2 million amount is the termination fee specified in the contracts and will be paid by June 2000. The Company also recorded an additional $5.0 million charge to reflect the actual cost of terminating its contract with Convergys Corporation ("Convergys") for customer billing services to be provided to the former 360 operations. On September 14, 1999, the Company and Convergys agreed to a final contract termination fee of $55.0 million, of which $50.0 million of termination costs were recorded in the third quarter of 1998, as discussed below. The two companies had been in litigation since late last year over ALLTEL's claimed right to seek early termination of its multi-year contract with Convergys, so that ALLTEL could transition all of the customers processed by Convergys to its own billing system. In addition to the termination fee, the Company will continue to pay Convergys for processing customer accounts until all customers are switched to ALLTEL's billing system, which is expected to be completed in 2001. Payments for the continuing processing services will be expensed as incurred.

      In connection with management's plan to reduce costs and improve operating efficiencies, the Company recorded a restructuring charge consisting of $10.8 million in severance and employee benefit costs related to a planned workforce reduction and $6.3 million in lease termination costs related to the consolidation of certain operating locations. The restructuring plan, which will result in the elimination of approximately 308 employees in the Company's wireline operations support functions, will be completed by September 2000. As of September 30, 1999, none of the employee reductions had occurred. The lease termination costs represent the estimated minimum contractual commitments over the next one to four years for leased facilities that the Company had abandoned by November 1, 1999.

      During the third quarter of 1998, the Company recorded transaction costs and one-time charges totaling $252.0 million on a pretax basis related to the closing of its merger with 360. The merger and integration expenses included professional and financial advisors' fees of $31.5 million, severance and employee-related expenses of $48.7 million and integration costs of $171.8 million. The Company's merger and integration plan, as approved by ALLTEL's Board of Directors, provided for a reduction of 521 employees, primarily in the corporate support functions. As of September 30, 1999, the Company had paid $38.4 million in severance and employee-related expenses and 474 out of the total 521 employee reductions had been completed. The integration costs included several adjustments resulting from the redirection of a number of strategic initiatives based on the merger with 360 and ALLTEL's expanded wireless presence.
      These adjustments included a $60.0 million write-down in the carrying value of certain in-process software development assets, $50.0 million of costs associated with the early termination of certain service obligations, branding and signage costs of $20.7 million, an $18.0 million write-down in the carrying value of certain assets resulting from a revised PCS deployment plan, and other integration costs of $23.1 million.

      The estimated cost of contract termination related to a long-term contract continuing through 2006 with Convergys for customer billing services to be provided to the 360 operations. The $50.0 million of costs recorded represented the present value of the estimated profit to the vendor over the remaining term of the contract and was the Company's best estimate of the cost of terminating the billing services contract prior to the expiration of its term. As previously noted, in September 1999, the Company and Convergys agreed upon a termination fee of $55.0 million. The $18.0 million write-down in the carrying value of certain PCS-related assets include approximately $15.0 million related to cell site acquisition and improvement costs and capitalized labor and engineering charges that were incurred during the initial construction phase of the PCS buildout in three markets. As a result of the merger with 360, the Company elected not to continue to complete construction of its PCS network in these three markets. The remaining $3.0 million of the PCS-related write-down represents cell site lease termination fees.

      The major action steps of the 360 merger and integration plan included: (1) the immediate stoppage of further development of a customer billing system which had no alternative use or functionality, (2) the immediate negotiation with a vendor of an early termination of a customer billing contract, and (3) the immediate abandonment of the PCS buildout in three markets.

      The following is a summary of activity related to the liabilities associated with the Company's merger and integration expenses and other charges at September 30:
                                                          (Thousands)

                                                         1999         1998
                                                         ----         ----
           Balance, beginning of period              $108,509     $      -
           Merger and integration expenses and
               other charges                           90,520      252,000
           Non-cash write-down of assets               (8,696)     (74,800)
           Cash outlays                               (74,161)     (68,691)
                                                     --------     --------
           Balance, end of period                    $116,172     $108,509
                                                     ========     ========

      At September 30, 1999, the remaining unpaid liability related to the Company's merger and integration and restructuring activities consists of the Convergys contract termination fees of $50.0 million, severance and employee-related expenses of $32.8 million, lease cancellation and termination costs of $17.4 million, other contract termination fees of $5.2 million, professional fees of $5.1 million and other integration costs of $5.7 million.

      The merger and integration expenses and other charges decreased net income $66.0 million and $201.0 million for the periods ended September 30, 1999 and 1998, respectively.

4.     Comprehensive Income (Loss):
       Comprehensive income (loss) was as follows for the three, nine and twelve month periods ended September 30:

                                                     Three Months Ended            Nine Months Ended          Twelve Months Ended
                                                   ----------------------       ----------------------       ---------------------
       (Dollars in thousands)                           1999         1998           1999          1998           1999         1998
       ----------------------                           ----         ----           ----          ----           ----         ----
       Net income (loss)                           $ 150,349     $ (7,405)      $550,162     $ 429,045       $724,244    $ 577,346
                                                   ---------     --------       --------     ---------       --------    ---------
       Other comprehensive income (loss):
         Unrealized holding gains (losses)
           on investments arising during
           the period                               (197,990)      57,068        (35,104)      377,675        261,683      276,744
         Income tax expense (benefit)                (77,380)      22,624        (13,666)      148,725        102,574      110,480
                                                   ---------     --------       --------     ---------       --------     --------
                                                    (120,610)      34,444        (21,438)      228,950        159,109      166,264
                                                   ---------     --------       --------     ---------       --------     --------
         Less:  reclassification adjustments
           for gains included in net income                -      (80,901)             -      (265,644)             -     (265,644)
         Income tax expense                                -       31,733              -       104,199              -      104,199
                                                   ---------     --------       --------     ---------       --------    ---------
                                                           -      (49,168)             -      (161,445)             -     (161,445)
                                                   ---------     --------       --------     ---------       --------    ---------
         Other comprehensive income
           (loss) before tax                        (197,990)     (23,833)       (35,104)      112,031        261,683       11,100
         Income tax expense (benefit)                (77,380)      (9,109)       (13,666)       44,526        102,574        6,281
                                                   ---------     --------       --------     ---------       --------    ---------
         Other comprehensive income                 (120,610)     (14,724)       (21,438)       67,505        159,109        4,819
                                                   ---------     --------       --------     ---------       --------    ---------
       Comprehensive income (loss)                 $  29,739     $(22,129)      $528,724     $ 496,550       $883,353    $ 582,165
                                                   =========     ========       ========     =========       ========    =========

5.    Earnings per Share:
      A reconciliation of the net income (loss) and number of shares used in computing basic and diluted earnings (loss) per share for the three, nine and twelve month periods ended September 30, 1999 and 1998 was as follows:

                                                     Three Months Ended            Nine Months Ended          Twelve Months Ended
                                                   ----------------------       ----------------------       ---------------------
       (In thousands, except per share amounts)         1999         1998           1999          1998           1999         1998
       ----------------------------------------         ----         ----           ----          ----           ----         ----
       Basic earnings per share:
       Net income (loss) applicable to
           common shares                           $ 150,134     $ (7,644)      $549,488     $ 428,025       $723,342    $ 576,027
       Weighted average common shares
           outstanding for the period                313,112      305,170        312,396       305,221        310,727      305,283
                                                   ---------     --------       --------     ---------       --------    ---------
       Basic earnings (loss) per share                  $.48        $.(03)         $1.76         $1.40          $2.33        $1.89
                                                        ====        =====          =====         =====          =====        =====

       Diluted earnings per share:
       Net income (loss) applicable to
           common shares                           $ 150,134     $ (7,644)      $549,488     $ 428,025       $723,342    $ 576,027
       Adjustments for convertible securities:
           Preferred stock dividends                      43           45            131           129            176          178
                                                   ---------     --------       --------     ---------       --------    ---------
       Net income applicable to common
           shares assuming conversion              $ 150,177     $ (7,599)      $549,619     $ 428,154       $723,518    $ 576,205
                                                   ---------     --------       --------     ---------       --------    ---------

       Weighted average common shares
           outstanding for the period                313,112      305,170        312,396       305,221        310,727      305,283
       Increase in shares resulting from:
           Exercise of stock options                   3,415        2,348          3,474         2,426          3,283        2,233
           Conversion of preferred stocks                443          465            449           471            452          473
                                                   ---------     --------       --------     ---------       --------    ---------
       Weighted average common shares
           outstanding assuming conversion           316,970      307,983        316,319       308,118        314,462      307,989
                                                   ---------     --------       --------     ---------       --------    ---------
       Diluted earnings (loss) per share                $.47        $.(02)         $1.74         $1.39          $2.30        $1.87
                                                        ====        =====          =====         =====          =====        =====

                                                                   30

6.     Business Segment Information:
       ALLTEL disaggregates its business operations based on differences in products and services. The Company evaluates performance based on segment operating income, excluding non-recurring and unusual items. Segment operating results for the three, nine and twelve month periods ended September 30, 1999 and 1998 were as follows:

                                            Three Months Ended               Nine Months Ended               Twelve Months Ended
       (Dollars in thousands)                  1999           1998              1999         1998              1999          1998
       ----------------------                  ----           ----              ----         ----              ----          ----
       Revenues and Sales from
         External Customers:
       Wireless                          $  720,619     $  609,549        $2,054,369    $1,723,541       $2,670,584    $2,242,435
       Wireline                             412,804        366,181         1,207,436     1,079,057        1,577,195     1,435,279
       Emerging businesses                   68,101         44,265           188,714       111,281          233,352       141,384
                                         ----------     ----------        ----------    ----------       ----------    ----------
         Total communications             1,201,524      1,019,995         3,450,519     2,913,879        4,481,131     3,819,098
       Information services                 246,305        254,662           735,127       740,626          999,643       972,458
       Other operations                     102,673         91,072           274,589       255,937          356,767       332,923
                                         ----------     ----------        ----------    ----------       ----------    ----------
         Total business segments         $1,550,502     $1,365,729        $4,460,235    $3,910,442       $5,837,541    $5,124,479
                                         ==========     ==========        ==========    ==========       ==========    ==========
      Intersegment Revenues
         and Sales:
       Wireless                          $        -     $        -        $        -    $        -       $        -    $        -
       Wireline                              13,855         12,529            43,359        37,269           56,481        49,012
       Emerging businesses                    3,242          1,982             7,827         6,026           13,200         7,759
                                         ----------     ----------        ----------    ----------       ----------    ----------
         Total communications                17,097         14,511            51,186        43,295           69,681        56,771
       Information services                  66,550         37,507           196,976       115,595          238,007       147,911
       Other operations                      51,150         87,521           140,295       169,218          234,312       199,407
                                         ----------     ----------        ----------    ----------       ----------    ----------
         Total business segments         $  134,797     $  139,539        $  388,457    $  328,108       $  542,000    $  404,089
                                         ==========     ==========        ==========    ==========       ==========    ==========
      Total Revenues and Sales:
       Wireless                          $  720,619     $  609,549        $2,054,369    $1,723,541       $2,670,584    $2,242,435
       Wireline                             426,659        378,710         1,250,795     1,116,326        1,633,676     1,484,291
       Emerging businesses                   71,343         46,247           196,541       117,307          246,552       149,143
                                         ----------     ----------        ----------    ----------       ----------    ----------
         Total communications             1,218,621      1,034,506         3,501,705     2,957,174        4,550,812     3,875,869
       Information services                 312,855        292,169           932,103       856,221        1,237,650     1,120,369
       Other operations                     153,823        178,593           414,884       425,155          591,079       532,330
                                         ----------     ----------        ----------    ----------       ----------    ----------
         Total business segments          1,685,299      1,505,268         4,848,692     4,238,550        6,379,541     5,528,568
       Less:   intercompany
               eliminations                  56,904         58,889           143,184        98,783          187,005       111,767
                                         ----------     ----------        ----------    ----------       ----------    ----------
       Total revenues and sales          $1,628,395     $1,446,379        $4,705,508    $4,139,767       $6,192,536    $5,416,801
                                         ==========     ==========        ==========    ==========       ==========    ==========
      Operating Income (Loss):
       Wireless                          $  247,042     $  198,580        $  687,573    $  508,575       $  853,604    $  638,462
       Wireline                             156,714        130,052           452,429       391,340          591,662       527,036
       Emerging businesses                  (14,588)       (10,764)          (33,127)      (25,711)         (45,393)      (28,593)
                                         ----------     ----------        ----------    ----------       ----------    ----------
         Total communications               389,168        317,868         1,160,875       874,204        1,399,873     1,136,905
       Information services                  44,479         40,417           128,217       116,609          174,259       157,335
       Other operations                       5,986          6,975            16,300        19,242           22,984        22,994
                                         ----------     ----------        ----------    ----------       ----------    ----------
         Total business segments            439,633        365,260         1,251,392     1,010,055        1,597,116     1,317,234
                                         ----------     ----------        ----------    ----------       ----------    ----------
       Corporate operations                 (10,606)        (6,765)          (26,194)      (12,731)         (36,315)      (19,041)
       Merger and integration
         expenses and other charges         (90,520)      (252,000)          (90,520)     (252,000)         (90,520)     (252,000)
       Provision to reduce carrying
         value of certain assets                  -        (55,000)                -       (55,000)               -       (55,000)
                                         ----------     ----------        ----------    ----------       ----------    ----------
         Total corporate expenses          (101,126)      (313,765)         (116,714)     (319,731)        (126,835)     (326,041)
                                         ----------     ----------        ----------    ----------       ----------    ----------
       Total operating income            $  338,507     $   51,495        $1,134,678    $  690,324       $1,470,281    $  991,193
                                         ==========     ==========        ==========    ==========       ==========    ==========

      Segment assets as of September 30, 1999 and 1998 were as follows:

                                                           (In thousands)
                                                    --------------------------
                                                           1999           1998
                                                           ----           ----
        Wireless                                    $ 4,621,026     $4,541,836
        Wireline                                      3,233,621      3,038,822
        Emerging businesses                             408,550        151,572
                                                    -----------   ------------
           Total communications                       8,263,197      7,732,230
        Information services                            870,992        865,975
        Other operations                                236,198        193,173
                                                    -----------   ------------
           Total business segments                    9,370,387      8,791,378
                                                    -----------   ------------
        Add:  Corporate assets not
                 allocated to segments:
              Headquarters fixed assets,
                 net of accumulated depreciation        202,541        129,860
              Investments                               975,792        680,627
              Goodwill, net of amortization             102,819        105,679
              Other assets                               18,170         58,352
                                                    -----------   ------------
                  Total corporate assets              1,299,322        974,518
                                                    -----------   ------------
        Less: elimination of intersegment
                 receivables                            (99,351)       (83,717)
                                                    -----------   ------------
                 Consolidated assets                $10,570,358     $9,682,179
                                                    ===========     ==========

7.    Litigation-Claims and Assessments:
      On July 12, 1996, the Georgia Public Service Commission ("Georgia PSC") issued an order requiring that ALLTEL's wireline subsidiaries which operate within its jurisdiction reduce their annual network access charges by $24 million, prospectively, effective July 1, 1996. The Georgia PSC's action was in response to the Company's election to move from a rate-of-return method of pricing to an incentive rate structure, as provided by a 1995 Georgia telecommunications law. The Company appealed the Georgia PSC order. On November 6, 1996, the Superior Court of Fulton County, Georgia, (the "Superior Court") rendered its decision and reversed the Georgia PSC order, finding, among other matters, that the Georgia PSC had exceeded its authority by conducting a rate proceeding after the Company's election of alternative regulation.

      The Superior Court did not rule on a number of other assertions made by the Company as grounds for reversal of the Georgia PSC order. The Georgia PSC appealed the Superior Court's decision, and on July 3, 1997, the Georgia Court of Appeals reversed the Superior Court's decision. On August 5, 1997, the Company filed with the Georgia Supreme Court a petition for writ of certiorari requesting that the Georgia Court of Appeals' decision be reversed. On October 5, 1998, the Georgia Supreme Court, in a 4-3 decision, upheld the Georgia Court of Appeals' ruling that the Georgia PSC had the authority to conduct the rate proceeding. The case was returned to the Superior Court for it to rule on the issues it had not previously decided. On April 6, 1999, the Superior Court found that with respect to the July 1996 order, the Georgia PSC did not provide ALLTEL with sufficient notice of the charges against the Company, did not provide ALLTEL a fair opportunity to present its case and respond to the charges, and failed to satisfy its burden of proving that ALLTEL's rates were unjust and unreasonable. Further, the Superior Court found that the July 1996 order was an unlawful attempt to retroactively reduce ALLTEL's rates and certain statutory revenue recoveries. For each of these independent reasons, the Superior Court vacated and reversed the July 1996 order and remanded the case with instructions to dismiss the case. The Georgia PSC appealed the Superior Court's April 1999 decision.

      At September 30, 1999, the maximum possible liability to the Company related to this case is $78 million, plus interest at 7 percent accruing from July 1, 1996. Since the Company believes that it will prevail in this case, the Company has not implemented any revenue reductions or established any reserves for refund related to this matter at this time.



                                       32